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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                             (Amendment No. __2__)*


                             Portsmouth Bank Shares, Inc.
                                (Name of Issuer)

                          Common Stock ($0.10 Par Value)
                         (Title of Class of Securities)


                                  737031104
                                 (CUSIP Number)

                 John P.M. Higgins, President, Ram Trust Services, Inc.
            45 Exchange Street, Portland, Maine 04101 (207) 775-2354 (Name, Address and Telephone Number of Person Authorized to
                           Receive Notices and Communications)

                             November 18, 1996
         (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.

SCHEDULE 13D

CUSIP NO. 737031104                                   Page 2 of 8 pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ram Trust Services, Inc.
     I.R.S. #01-0363642

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)/ /

       (b)/x/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS
           / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maine

7    SOLE VOTING POWER
     383,433.60

8    SHARED VOTING POWER

9    SOLE DISPOSITIVE POWER
     383,433.60

10   SHARED DISPOSITIVE POWER


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     383,433.60

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*  / /

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.68

14   TYPE OF REPORTING PERSON*
     CO, IA


                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              SCHEDULE 13D
                            AMENDMENT NO. 2


ITEM 1.     SECURITY AND ISSUER

The response set forth in Item 1 of the Schedule 13D remains the same and is restated for clarity in amending this Schedule 13D:

This Schedule 13D relates to shares of common stock, par value $.10 per share (the "Shares") of Portsmouth Bank Shares, Inc. (the "Company"), a bank holding company formed in 1987. The Company's wholly owned subsidiary is Portsmouth Savings Bank, a New Hampshire state-chartered guaranty stock savings bank. The principal executive offices of the Company are located at 333 State Street, Portsmouth, New Hampshire, 03801.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to its Investment Management Agreement with its private investment accounts (the "Accounts"), Ram Trust Services, Inc. ("Ram") used the personal funds provided by the Accounts to purchase the Shares and no part of the purchase price is represented by funds borrowed by Ram. In addition to purchasing that number of Shares previously disclosed by Ram in its Schedule 13D filed on September 13, 1995, Ram has made open market purchases on behalf of its Accounts in the following amounts reflected in the following table:


Date of       Number      Type of                          Price
Transaction   of Shares   Transaction                      Per Share

1/24/96       2,900       Open Market (NASDAQ) Purchase    $14.75
3/20/96       9,890       Open Market (NASDAQ) Purchase    $13.75
4/11/96         803       Open Market (NASDAQ) Purchase    $13.75

ITEM 4.    PURPOSE OF TRANSACTION

The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by the following information:

Since September 19, 1995 Ram, on behalf of its Accounts, has purchased 13,593 Shares, received 7,591.60 Shares by dividend, sold 2,079 Shares, transferred 30,430 Shares among its Accounts and transferred 19,672 Shares out of its Accounts, with the net result that its holdings have been reduced by 566.40 Shares.

Ram continues to hold the Shares for investment. Ram intends to deliver a Shareholder's Resolution for inclusion in the Company's 1997 Proxy Statement for Annual Meeting of the Shareholders which is attached hereto as Exhibit A (the "Shareholder's Resolution").
The Shareholder Resolution recommends that the Company's Board of Directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company, including, but not limited to, possible sale, merger, or other transaction for all assets of the Company, in conjunction with the possible return of excess capital to the shareholders. Further, Ram intends to propose two of its principals, John P.M. Higgins and Robert A.G. Monks, as candidates for inclusion in the Company's slate of Directors at the Company's 1997 Annual Meeting of its Shareholders.

Ram continues to not to have any plan or proposal which relates to or would result in any transaction described in paragraphs (a) through (j) of Item 4 of Schedule 13D other than the information disclosed in this Item that could be construed to be a plan or proposal which relates to or would result in any transaction described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Ram continues to bear the entire financial risk of its investment in the Company. There continues to be no understandings between Ram and Atlantic Bancorp ("Atlantic") with respect to the investment. Ram is not aware of any discussions between the Company and Atlantic concerning the possibility of a business combination between Atlantic and the Company.

Depending upon trading prices of the Shares and upon the Accounts' financial position and goals from time to time, Ram may, subject to any applicable statutory or other limitations, purchase additional Shares or dispose of Shares in the open market, in privately negotiated transactions, or otherwise. Ram may continue to have the Accounts purchase the Shares subject to a number of factors, including, among others, the availability of the Shares at what Ram considers to be reasonable prices and other investment opportunities that may be available to the Accounts. Ram intends to review continuously the equity position of the Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including but not limited to, general economic and business conditions and money market and stock market conditions, Ram may determine to cease making additional purchases of Shares or to increase or decrease the Accounts' equity interest in the Company by acquiring additional Shares or by disposing of all or a portion of the Shares. Ram retains the right to evaluate its position in the future and change its intent with respect to any of the foregoing actions.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

(a) Ram, as investment advisor to the Accounts, is deemed to be the beneficial owner of an aggregate of 383,433.60 shares of the common stock of the Company. The 383,433.60 shares of the Company's common stock represent 6.68% of the outstanding common stock of the Company. Neither Ram, nor to the best knowledge of Ram, any of the persons named in Item 2, beneficially owns any other Shares of the Company.

(b) Under their Investment Management Agreement, Ram, the investment advisor to the Accounts, has the sole power to: (1) vote or direct the voting of the 383,433.60 Shares owned by the Accounts; and
(2) dispose of the 383,433.60 Shares owned by the Accounts.

(c) Except as described herein, neither Ram nor to the best knowledge of Ram, any of the persons named in Item 2, has effected any transaction in the Shares during the past sixty (60) days. On October 7, 1996, the William Alcorn IRA removed its 2,100 Shares from its Account with Ram. On November 1, 1996, Ram sold 425 Shares on the open market (NASDAQ) at $12.875 per share.

(d)  Not applicable.

(e)  Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 1996


Ram Trust Services, Inc.


By  /s/ John P.M. Higgins
    John P.M. Higgins, President


By:  /s/ Robert A.G. Monks
     Robert A.G. Monks, Director


By:  /s/ William F.K. Monks
     William F.K. Monks, Director


By:  /s/ William S. Schaffner
     William S. Schaffner, Director


<EXHIBIT 99>

EXHIBIT A

PORTSMOUTH BANK SHARES, INC.
SHAREHOLDER'S RESOLUTION
(FOR INCLUSION IN 1997 PROXY STATEMENT
FOR ANNUAL MEETING OF SHAREHOLDERS)


RESOLVED: That the shareholders of Portsmouth Bank Shares, Inc. (the "Company") recommend that the Board of Directors immediately engage the services of a nationally recognized investment banker to explore all alternatives to enhance the value of the Company, including, but not limited to, possible sale, merger, or other transaction for all assets of the Company, in conjunction with the possible return of excess capital to the shareholders.

SHAREHOLDER'S SUPPORTING STATEMENT

The Company has not been competitive with its shareholders' capital. Total annualized returns to shareholders, including cash and stock dividends, have been -6.7% and +12.5% over the last one and three year periods, respectively. These results compare unfavorably with small bank peer group returns over the same periods of +19.2% and +20.4%, and with the S&P 500 of +24.1% and +17.7%, respectively.

The Company's net income has remained essentially flat or declined over the past several years, reported at $6.1 million in 1993 and annualized at $5.8 million for 1996. Return on shareholder's equity this year projects at a disappointing 8.6%, well below peer group levels.

The poor return on capital has been exacerbated by the extraordinarily high level of equity in the Company. In a survey of thrifts that converted prior to 1994, the Company ranks first in the entire country in terms of its equity to asset ratio: 25.0%. Peer group levels are closer to 8.7%.

Examination of the financial statements reveals indifference toward the business of banking: the loan portfolio, as well as total assets, have actually declined 9% since 1992. Furthermore, the present ratio of loans to total assets is 31.9%, as opposed to a peer group ratio approaching 60%. Fully two-thirds of total assets is comprised of cash and investment securities.

In its 1994 Proxy Statement, the Company stated that: "The Board of Directors firmly believe that, in order to maximize shareholder value, the Company should remain strong and well capitalized which should make us very attractive and positioned for maximum growth through mergers or to be acquired by another strong banking institution."

It is clear that, with the decline in the loan portfolio and in total assets since 1992, the Company has failed to leverage its strong capital to participate in the subsequent regional economic recovery. Further, it has failed to make any acquisitions to achieve growth, at a time when, as evidenced by unprecedented market activity, acquisition candidates have been abundant. Moreover, despite the express interest of financially reputable institutions in acquiring all or some portion of the business of the Company, the Company has failed to respond realistically or to position itself properly to be acquired by anyone.

Clearly, this Board needs a powerful reminder that we expect better from them. If the other shareholders believe, as we do, that the value of the underlying assets and franchise is not reflected in the stock price, the Board and management have not met their obligation to prove that they can add value. They can best do so now by obtaining a valuation of the assets if sold currently.